Mail Stop 3561
      June 8, 2006


Michael P. Paolillo, Esq.
Senior Vice President and Counsel
GE Consumer Finance
777 Long Ridge Road
Building C, 1st Floor
Stamford, CT  06927

Re:	RFS Holding, LLC
	Registration Statement on Form S-3
	Amendment No. 2 filed May 26, 2006
      File No. 333-130030

Dear Mr. Paolillo,

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Prospectus
Evidence as to Servicer`s Compliance, page 34
1. Please include a statement in this section that a separate assessment and attestation report for each party participating in the servicing function will be filed as exhibits to the Form 10-K report.

Credit Enhancement, page 70
2. We note that derivative agreements may be in the forms of currency, interest rate or other swaps . . . ."  Please revise to remove your reference to other swaps and confirm that any derivative agreements you enter into will be limited to interest rate or currency agreements.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3454 with any other questions.

      Regards,


Sara D. Kalin
Branch Chief-Legal





cc:	Via Facsimile (312) 706-8328
      Julie A. Gillespie, Esq.
      Mayer, Brown, Rowe & Maw LLP
Michael P. Paolillo, Esq.
GE Consumer Finance
June 8, 2006
Page 1